Exhibit 99.3

CONSENT OF J.P. MORGAN SECURITIES INC.

We hereby consent to (i) the use of our opinion letter dated May 24, 2007 to the Board of Directors of The NASDAQ Stock Market, Inc. (the “Company”) included as Annex D to the Proxy Statement/Prospectus on Form S-4 relating to the proposed combination of the Company and OMX AB (publ), and (ii) the references to such opinion in such Proxy Statement/Prospectus. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we hereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

J.P. MORGAN SECURITIES INC.

By:	/s/ J.P. Morgan Securities Inc.

August 7, 2007